

Mail Stop 3561

November 14, 2017

Via E-Mail
Justin Davis-Rice
Executive Director
Bendon Group Holdings Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

Bendon Group Holdings Limited
Amendment No. 1 to
Draft Registration Statement on Form F-4
Submitted October 31, 2017
CIK No. 0001707919

Dear Mr. Davis-Rice:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2017 letter.

Background of the Transactions, page 62

1. We note your response to comment 5. Additionally we note that on September 27, 2016 Naked's president spoke to Jeffrey Auerbach, of Worldwide Holdings LLC, regarding a potential business combination with an unnamed company and on October 1, 2016 Naked executed a confidentiality agreement with Bendon. Please disclose the material discussions or negotiations that took place between September 27 and October 1, 2016 that led to the execution of the confidentiality agreement. Please also describe all material offers and counteroffers relating to the exchange ratio or pricing terms in the merger. For example,

disclose the exchange ratio proposed in the November 7, 2016 initial letter of intent and describe the material negotiations, if any, that resulted in the final exchange ratio of one Holdco share for each Naked share.

2.   We note your response to comment 8. Please include your response to the comment as disclosure in the filing.

<u>Beneficial Ownership of Securities, page 163</u>

3.   We note that you have removed the shares David Hochman beneficially owns through a trust from the beneficial ownership table. Please revise to include the shares Mr. Hochman beneficially owns or advise.

    You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey M. Gallant, Esq.
    Graubard Miller